                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                           CEA ACQUISITION CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   12513Q 10 7
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                                 (CUSIP Number)

                                 with a copy to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 818-8800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
             IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FOR
                  DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

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     CUSIP NO. 12513Q 10 7                            PAGE 2 OF 7 PAGES
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     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
     Donald Russell                              I.D. No.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)[ ]
                                                                         (B)[ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)[ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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  NUMBER OF      7     SOLE VOTING POWER
   SHARES              254,959
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       8     SHARED VOTING POWER
    EACH               -0-
 REPORTING       ---------------------------------------------------------------
   PERSON        9     SOLE DISPOSITIVE POWER
    WITH               254,959
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                       - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     251,699
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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                                  SCHEDULE 13D

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     CUSIP NO. 12513Q 10 7                            PAGE 3 OF 7 PAGES
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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of CEA Acquisition Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 101 East Kennedy Boulevard, Suite
3300, Tampa, Florida 33602.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Donald Russell ("Russell"). The business address of Russell is 101 East Kennedy Boulevard, Suite 3300, Tampa,
Florida 33602. Russell has been the Vice Chairman of the Board of the Issuer since its inception.

         During the past five years, Russell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, Russell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Russell is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In October 2003, in connection with the Issuer's formation, Russell purchased 100,000 shares of Common Stock at a purchase price of approximately
$0.033 per share. Russell used his personal funds to purchase such shares at that time. In January 2004, the Issuer's board of directors authorized a
1.1666666-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.029 per share (and increasing the number of shares held by Russell to 175,000 (referred to herein as the "IPO Shares")).

         In February and March 2004, Russell purchased warrants ("Warrants") to purchase an aggregate of 178,954 shares of the Issuer's Common Stock for an aggregate purchase price $114,583.98. The Warrants have an exercise price of
$5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business. Russell used his personal funds to purchase such Warrants at that time.

         In November 2005, Russell purchased an aggregate of 35,000 shares of the Issuer's Common Stock for an aggregate purchase price of $183,172.84 and
Warrants to purchase 25,000 shares of the Issuer's Common Stock for a purchase price of $19,250. Russell used his personal funds to purchase such shares and
Warrants at that time.

                                  SCHEDULE 13D

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     CUSIP NO. 12513Q 10 7                            PAGE 4 OF 7 PAGES
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         In December 2005, Russell entered into a "written plan for trading securities" within the meaning of SEC Rule l0b5-1 promulgated under the
Securities Exchange Act of 1934, as amended. Pursuant to such plan, Russell agreed to purchase 100,000 shares of the Issuer's Common Stock at prices less than or equal to $6.50 per share; provided that such purchases will be made in compliance with Rule 10b-18 promulgated under the Securities Exchange Act of
1934 and will cease upon consummation of the Merger described below in Item
4(b). As of the date of this report, Russell has purchased an aggregate of
48,959 shares of the Issuer's Common Stock for an aggregate purchase price of
$269,743.57 pursuant to this plan. Russell used his personal funds to purchase such shares at that time.

ITEM 4.  PURPOSE OF TRANSACTION

         Russell acquired the securities referred to above in Item 3 for investment purposes.

         (a) Russell may acquire additional securities from time to time in the open market or in private transactions. In December 2005, Russell entered into a
"written plan for trading securities" within the meaning of SEC Rule l0b5-1 promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to such plan, Russell agreed to purchase 100,000 shares of the Issuer's Common
Stock at prices less than or equal to $6.50 per share; provided that such purchases will be made in compliance with Rule 10b-18 promulgated under the
Securities Exchange Act of 1934 and will cease upon consummation of the Merger described below in Item 4(b). As of the date of this report, Russell may purchase an additional 54,301 shares of the Issuer's Common Stock pursuant to this plan. Additionally, Russell holds Warrants to purchase an aggregate of
203,954 shares of the Issuer's Common Stock. The Warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business.

         (b) On August 22, 2005, the Issuer signed a Merger Agreement, which was amended on October 31, 2005, by and among the Issuer, etrials Acquisition, Inc., a wholly owned subsidiary of the Issuer ("Acquisition Sub"), etrials Worldwide,
Inc. ("etrials") and certain stockholders of etrials (the "Merger Agreement").
Pursuant to the Merger Agreement, Acquisition Sub will merge (the "Merger") with and into etrials, with etrials surviving the merger. etrials will thereafter continue as a wholly owned subsidiary of the Issuer. Under the terms of the
Merger Agreement, the holders of outstanding etrials securities will receive, in exchange for such securities, an aggregate of approximately 7,400,000 shares of the Issuer's Common Stock and warrants to purchase an aggregate of 4,250,000 shares of the Issuer's Common Stock, subject to adjustment in certain situations. Ten percent of the Issuer's Common Stock to be issued to etrials stockholders will be placed in escrow to secure the Issuer's indemnity rights under the Merger Agreement.

         Pursuant to Letter Agreements, dated November 4, 2003, between the
Issuer, EarlyBirdCapital, Inc. and Russell, when the Issuer seeks stockholder approval of the transactions contemplated by the Merger Agreement, Russell has agreed to vote the IPO Shares in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering. Additionally, in connection with the Merger Agreement, certain

                                  SCHEDULE 13D

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     CUSIP NO. 12513Q 10 7                            PAGE 5 OF 7 PAGES
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stockholders, officers and directors of etrials and the Issuer, including
Russell, have entered into a voting agreement ("Voting Agreement"). Pursuant to the Voting Agreement, the Issuer's Board of Directors will be increased to seven members, of whom four will be designees of etrials and three will be designees of certain of the Issuer's existing stockholders. Additionally, these stockholders, including Russell, have agreed to vote in favor of the election or re-election of the designees of etrials following the Merger through the election of directors to be held at the Issuer's annual meeting in 2007.

         The Merger is expected to be consummated in the beginning of the first quarter of 2006, after the required approval by the Issuer's stockholders and the fulfillment of certain other closing conditions.

         At the date of this Statement, except as set forth in this Statement, the Merger Agreement and Voting Agreement discussed in this Item 4, and consistent with Russell's position as Vice Chairman of the Board of the Issuer,
Russell has no plans or proposals which would result in:

         (a) The acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                                  SCHEDULE 13D

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     CUSIP NO. 12513Q 10 7                            PAGE 6 OF 7 PAGES
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         (j) Any action similar to any of those actions enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Russell beneficially owns 254,959 Shares of the Issuer's Common Stock.
This does not include 203,954 shares of the Issuer's Common Stock which may be purchased pursuant to Warrants held by Russell, which such Warrants are not exercisable and may not become exercisable within the next 60 days. Russell has sole dispositive power over such securities. Russell beneficially owns 5.2% of the Issuer's outstanding shares of Common Stock (based upon 4,900,000 shares of
Common Stock outstanding as of September 30, 2005 as set forth in the Issuer's
Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005).

         During the past 60 days, Russell effected the purchases in November and
December 2005 as described in Item 3 above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.  Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from
         Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated August
         22, 2005 and filed with the SEC on August 26, 2005).
     2.  Amendment to Agreement and Plan of Merger, dated as of October 31,
         2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide,
         Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.10 of the Issuer's Amendment No. 1 to
         Current Report on Form 8-K dated October 31, 2005 and filed with the
         SEC on November 3, 2005).
     3.  Amendment No. 2 to Agreement and Plan of Merger, dated as of October
         31, 2005, among the Issuer, etrials Acquisition, Inc., etrials
         Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc.
         (incorporated by reference from Exhibit 10.12 of the Issuer's Amendment
         No. 1 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).
     4.  Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

                                  SCHEDULE 13D

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     CUSIP NO. 12513Q 10 7                            PAGE 7 OF 7 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2005

                                                /s/ Donald Russell
                                                ------------------
                                                Donald Russell